October 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ryan Housel

Re:	Helpeo, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A (333-168302)

Ladies and Gentlemen:

This letter sets forth the responses of Helpeo, Inc. ("Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of September 29, 2010.

Responses:

1.
The overview within the management’s discussion and analysis of financial condition and results of operations section has been revised to include a timeline showing when we expect to meet certain product development goals, including design, programming and testing.

2.
The liquidity and capital resources section has been revised to state a detailed use of proceeds for the funds needed to execute our business plan for the next 12 months, including amounts planned to be spent on development of our product, sales and marketing of our product, and the costs associated with being a public company.

3.	The principal markets section has been revised to include a more detailed discussion of the markets and methods of distribution for our product.

4.
We have included the promissory note for the principal balance of $5,000 dated February 10, 2010 between the Company and Horizon Ridge Capital, Inc as Exhibit 10.1 to the registration statement.  The Company has no written loan agreement with our chief executive officer for the amounts it advanced for the purpose of facilitating the rapid payment of initial organizational costs of the Company. As of October 13, 2010, $898 of the $1,200 advanced had not been used and is to be re-deposited into the corporate bank account.

5.	The selling stockholder table has been revised to show that Horizon Ridge Capital owns 15.5%, not 34%, of the Company’s outstanding common stock.

6.
Christina and Concepcion Mabanta are the daughter and wife of Toti Mabanta, respectively. Christina Mabanta does not reside in the same home as her father. On February 9, 2010, Toti Mabanta loaned the Company $40,000 without a written loan agreement. Prior to May 31, 2010, the loan was paid in full by converting the balance owed into a subscription for shares of the Company’s common stock (see Note 6 of the note to financial statements and Item 15 of the registration statement).  The shares were issued to various accredited investor assignees of the loan-holder including Phoenix Enterprises and Fauscom Investments Ltd.

Toti Mabanta was not a related party, or direct or indirect beneficial owner of common stock of the Company at the time he made the loan to the Company.

Currently, Toti Mabanta may be considered an indirect beneficial owner of the shares owned by Fauscom Investments Ltd. by virtue of the fact that the entity is controlled by his wife. However, Toti Mabanta is not the indirect beneficial owner of the shares owned by Phoenix Enterprises.

7.	The registration statement has been signed by its principal executive officer, principal accounting officer, and all directors in their individual capacity.

Very Truly Yours,

/s/ J. Chris Morgando
J. Chris Morgando
Chief Executive Officer
Helpeo, Inc.